02060524

VALERIE GOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

December 6, 2002

02 DEC 11 AM 9:07

PROCESSED
DEC 30 2002
THOMSON FINANCIAL

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Valerie Gold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALERIE GOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

/lb
Enclosures

dw 12/18

United States Sec Filing
December 6, 2002

Valerie Gold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

Valerie Increases Flow-Through Financing – November 22, 2002

B. Correspondence with B.C. Securities Commision

1. Notice of the meeting & record date.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

November 22, 2002

Ticker Symbol: VLG-**TSX Venture Exchange**
SEC 12g3-2(b) exemption 82-3339

VALERIE INCREASES FLOW-THROUGH FINANCING

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to announce that subscription to a brokered private placement with Dundee Securities Corporation, previously announced on October 28, 2002, has been increased from 953,000 flow-though units to 1,183,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $248,450. All other terms and conditions of the previously announced brokered private placement remain the same.

Proceeds from the private placement will be used for the exploration of Valerie's Tower Mountain Gold project in Ontario. The current work program includes trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes.

This financing is expected to close promptly upon receipt of regulatory approval.

Shannon M. Ross, CA
Chief Financial Officer

For further information please contact Shannon M. Ross:
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

Computershare

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

November 15, 2002

To: All Applicable Commissions
TSX Venture Exchange

Dear Sirs:

Subject: **Valerie Gold Resources Ltd.**

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General
2.	Class of Securities Entitled to Receive Notice	:	Common
3.	Class of Securities Entitled to Vote	:	Common
4.	CUSIP Number	:	918908104
5.	Record Date for Notice	:	December 13, 2002
6.	Record Date for Voting	:	December 13, 2002
7.	Beneficial Ownership Determination Date	:	December 13, 2002
8.	Meeting Date	:	January 22, 2003
9.	Meeting Location	:	Vancouver, BC
10.	Business	:	Routine

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-9473
Fax: (604) 683-3694

/an